UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

NeuroDerm Ltd.
(Name of Issuer)

Ordinary Shares, per value NIS 0.01 per share
(Title of Class of Securities)

M74231107
(CUSIP Number)

September 11, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M74231107	13G	Page 2 of 6 Pages
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Capital Point Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,159,702 (*)
	6.	SHARED VOTING POWER 385,920 (*)
	7.	SOLE DISPOSITIVE POWER 1,159,702 (*)
	8.	SHARED DISPOSITIVE POWER 385,920 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,545,622 (*)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.18% (*) (**)
12.	TYPE OF REPORTING PERSON IV/HC

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 21,521,658 ordinary shares issued and outstanding as of July 21, 2015 (based on information contained in a Rule 424 Prospectus filed by the Issuer with the Securities and Exchange Commission on July 17, 2015 and in press release of the Issuer dated July 21, 2015).

Item I

(a)	Name of Issuer:

NeuroDerm Ltd.

(b)	Address of Issuer's Principal Executive Offices:

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel

Item 2

(a)	Name of Person Filing:

Capital Point Ltd.

(b)	Address of Principal Business Office:

Azrieli Center, Round Tower 22nd Floor, Tel Aviv  67021, Israel

(c)	Citizenship: Capital Point Ltd. – Israel

(d)	Title of Class of Securities: Ordinary Shares, per value NIS 0.01 per share

(e)	CUSIP Number: M74231107

Item 3.

Not applicable.

Item 4. Ownership:

(a)	Amount beneficially owned:

The information set forth in rows 5 through 9 of the cover page is incorporated herein by reference.

Of the securities reported herein, 1,159,702 Ordinary Shares are beneficially owned directly by Capital Point Ltd. ("Capital Point") and 385,920 Ordinary Shares are beneficially owned directly by Ofakim Hi-Tech Ventures Ltd. ("Ofakim"), a wholly-owned subsidiary of Capital Point.  Ofakim operates under independent management and makes its own independent voting and investment decisions.  As such, Capital Point disclaims any beneficial ownership of the securities beneficially owned directly by Ofakim, and this Statement shall not be construed as an admission by Capital Point that it is beneficial owner of such shares.

(b)	Percent of Class: The information set forth in row 11 of the cover page is incorporated herein by reference.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

The information set forth in row 5 of the cover page is incorporated herein by reference.

(ii)	Shared power to vote or to direct the vote:

The information set forth in row 6 of the cover page is incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of:

The information set forth in row 7 of the cover page is incorporated herein by reference.

(iv)	Shared power to dispose or to direct the disposition of:

The information set forth in row 8 of the cover page is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:

    Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

    Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

    Not Applicable.

Item 8. Identification and Classification of Members of the Group:

    Not Applicable.

Item 9. Notice of Dissolution of Group:

    Not Applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 17, 2015.

Capital Point Ltd.

By:	/s/ Yossi Tamar
Name:	Yossi Tamar
Title:	Co-Chief Executive Officer

By:	/s/ Shay Itzack Lior
Name:	Shay Itzack Lior
Title:	Co-Chief Executive Officer